TeliaSonera AB's Subsidiary Sonera Corporation Applies for Delisting of its 1999A Warrant from the Helsinki Exchanges

STOCKHOLM, Sweden, March 31, 2003 (PRIMEZONE) -- TeliaSonera AB (LSE:TLSNq) (Other OTC:TLSNF): Sonera Corporation (Other OTC:SNRAY) (Other OTC:SNEAF) (Other OTC:SNRAF) has today submitted the application for removal of its 1999A warrant from the stock exchange list to Helsinki Securities and Derivatives Exchanges, Clearing House Ltd. The Helsinki Exchanges will decide on the removal of the Sonera 1999A warrant from the stock exchange list within approximately a few weeks and announces its decision in a separate notification.

The Board of Directors of Sonera decided on February 19, 2003 to apply for removal of the 1999A warrant from the list of the Helsinki Exchanges and the Sonera 1999A warrant was transferred to the surveillance list of the Helsinki Exchanges on the same day. The Sonera share was removed from the stock exchange list on March 21, 2003.

For further information journalists can contact:
TeliaSonera's Press Service, +46-(0)8-713 58 30

TeliaSonera, formed through a merger of Telia and Sonera in December 2002, is the leading telecommunications group in the Nordic and Baltic regions. TeliaSonera's overall focus is on best serving its customers in its core business and creating value for shareholders through stronger profits and cash flows. TeliaSonera is listed on the Stockholm Exchange, the Helsinki Exchanges and Nasdaq Stock Market in the USA. Pro forma Net sales 2002 amounted to 81 billion SEK (EUR 8.8 billion). The number of employees was 29,000.

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http://www.waymaker.net/bitonline/2003/03/31/20030331BIT01190/wkr0001.doc

http://www.waymaker.net/bitonline/2003/03/31/20030331BIT01190/wkr0002.pdf